

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 11, 2008

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

     Re: **Media Sentiment, Inc.**
             Amendment No. 3 on Form S-1
             Filed February 8, 2008
             File No. 333-144101

Dear Mr. Munz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. It appears that the purpose of the merger and spin-off is to create two reporting companies with your shareholder base. Please advise us which company will assume the current Exchange Act reporting obligation and whether the other company will register under the Exchange Act. Please provide an analysis for your approach.

2. We are not able to locate your response to comment 3. We reissue the comment. We continue to note the disclosure on page four that "as a result of the merger" it was determined that the two businesses would be operated separately. It is not clear how the determination to spin you off was a "result of the merger" based on

the disclosure on pages 4 and 14 of your Form 8-K filed May 22, 2007. Please revise your disclosure to accurately reflect the timing of intentions and events. Also, please revise to clarify if and when the stock dividend was declared.

3. Please update your financial statements in accordance with Article 8-08(b) of Regulation S-X.

Purchasing Shareholders, page 16

4. We reissue comment 6. We continue to note the disclosure that DBI is offering "up to" 3,640,650 shares.

Directors, Executive Officers, Promoters and Control Persons, page 25

5. We note your response to comment 7 and the revised disclosure on page 26 discussing the duties Messrs. Munz and White perform in their separate capacities as independent contractors, for which they are paid, and as officers, for which they are not paid. The descriptions of duties appear to overlap. For instance, you disclose that as a contractor, Mr. White provides financial planning and other financial related services. This appears to be the same as his duty to "direct the company's financial goals, objectives, and budget" and support capital raising strategies. Also, Mr. Munz's duty as a contractor to provide you with project management and business analysis appears to overlap his president function of implementing the strategic goals and objectives of the company. Please revise to clarify how the disclosure that your executive officers are not compensated is consistent with their compensation as a contractor.

6. We note your response to comment 8 and reissue the comment. Considering your financial situation, please revise to disclose the compensation arrangement provided to Messrs. Conway, Sirbu, and Polyakov.

7. We reissue comment 9. Please revise to provide the disclosure required by Item 401 of Regulation S-B.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468, or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Kyleen Kane
        Fax No. 702-944-7100